UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 7
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,440,545,012.50	$279,686.46

*
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 27,891,943 shares of Dollar Thrifty Automotive Group, Inc. common stock (representing the shares of common stock outstanding as of August 30, 2012) by $87.50 per share, which is the offer price.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$279,686.46
Form or Registration No.:	Schedule TO
Filing Party:	Hertz Global Holdings, Inc. and HDTMS, Inc.
Date Filed:	September 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Hertz Global Holdings, Inc., a Delaware corporation (“Hertz”), and HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz (“Offeror”).  This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Offeror to purchase each of the outstanding shares of common stock, par value $0.01 per share, of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are respectively set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

 Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.   Summary Term Sheet.

 Item 1 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as follows.

The subsection titled “Does Hertz have the financial resources to complete the Offer and the Merger?” is hereby amended and restated in its entirety to read as follows:

“Does Hertz have the financial resources to complete the Offer and the Merger?

 The Offer is not subject to any financing condition or contingency.

 Hertz, Purchaser’s ultimate parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. Hertz intends to provide Purchaser with the necessary funds from cash on hand and new borrowings. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $2.3 billion, including the use of approximately $400 million of cash and cash equivalents available from Dollar Thrifty. See Section 10—“Source and Amount of Funds”.

 Permanent financing for the Offer and the Merger is expected to include: (i) the proceeds from the Notes Offering (as defined below), (ii) borrowings under the Incremental Term Loans (as defined below) or other indebtedness and (iii) Hertz and Dollar Thrifty cash and cash equivalents.

 On October 1, 2012, Hertz announced that its newly-formed, wholly-owned subsidiary, HDTFS, Inc. (the “Escrow Issuer”), has entered into an agreement to sell $700,000,000 aggregate principal amount of 5.875% Senior Notes due 2020 (the “2020 Notes”) and $500,000,000 aggregate principal amount of 6.250% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Notes”) in a private offering (the “Notes Offering”) exempt from the registration requirements of the Securities Act of 1933, as amended.

 On October 9, 2012, The Hertz Corporation, a wholly-owned subsidiary of Hertz (“THC”) entered into an amendment (the “Incremental Amendment”) to that certain Credit Agreement, dated as of March 3, 2011, between Hertz, as borrower, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent, Wells Fargo Bank, National Association, as syndication agent, Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Credit Agricole Corporate and Investment Bank and JPMorgan Chase Bank, N.A., as co-documentation agents, and the other financial institutions party thereto from time to time (as amended, the “Senior Term Facility”) providing for commitments for $750 million of loans under the Senior Term Facility.  THC currently expects to incur incremental term loans (the “Incremental Term Loans”) under such commitments in an aggregate principal amount of $750 million.  The Incremental Term Loans will be secured by the same collateral and guaranteed by the same guarantors as the existing term loans under the Senior Term Facility.  The Incremental Term Loans will, like the existing term loans under the Senior Term Facility, mature on March 11, 2018 and the interest rate per annum applicable thereto will be the same as such existing term loans.  The other terms of the Incremental Term Loans are also generally the same as the terms of the existing term loans under the Senior Term Facility. The foregoing description of the Incremental Term Loans is qualified in its entirety by reference to the full text of the Incremental Amendment, a copy of which is included as Exhibit (b)(2) to Schedule TO and is incorporated herein by reference.

 The proceeds of the Notes Offering and the Incremental Term Loans will be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.

                 THC has entered into a commitment letter dated as of August 26, 2012, pursuant to which Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch and Bank of America, N.A. committed to provide, subject to certain conditions set forth therein, unsecured bridge loans in an aggregate amount of $1.95 billion in connection with the Offer and the Merger. Certain additional banks and financial institutions subsequently became parties to the commitment letter.  The proceeds of the bridge loans, if any, would be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.  Hertz does not expect to obtain the entire bridge financing, or any portion thereof, to the extent of the proceeds that THC receives from the Notes Offering and/or from the incurrence of the Incremental Term Loans.  In connection with the Incremental Amendment, THC has reduced the commitments under the commitment letter to $1.2 billion.”

 For additional details on the proposed financing, see Section 10—“Source and Amount of Funds”.”

Item 7.    Source and Amount of Funds or Other Consideration.

 Item 7 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as follows.

 Section 10—“Source and Amount of Funds” is amended and supplemented by replacing the ninth and tenth paragraphs of such section with the following:

 “On October 9, 2012, The Hertz Corporation, a wholly-owned subsidiary of Hertz (“THC”) entered into an amendment (the “Incremental Amendment”) to that certain Credit Agreement, dated as of March 3, 2011, between Hertz, as borrower, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent, Wells Fargo Bank, National Association, as syndication agent, Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Credit Agricole Corporate and Investment Bank and JPMorgan Chase Bank, N.A., as co-documentation agents, and the other financial institutions party thereto from time to time (as amended, the “Senior Term Facility”) providing for commitments for $750 million of loans under the Senior Term Facility.  THC currently expects to incur incremental term loans (the “Incremental Term Loans”) under such commitments in an aggregate principal amount of $750 million.  The Incremental Term Loans will be secured by the same collateral and guaranteed by the same guarantors as the existing term loans under the Senior Term Facility.  The Incremental Term Loans will, like the existing term loans under the Senior Term Facility, mature on March 11, 2018 and the interest rate per annum applicable thereto will be the same as such existing term loans.  The other terms of the Incremental Term Loans are also generally the same as the terms of the existing term loans under the Senior Term Facility. The foregoing description of the Incremental Term Loans is qualified in its entirety by reference to the full text of the Incremental Amendment, a copy of which is included as Exhibit (b)(2) to Schedule TO and is incorporated herein by reference.

 The proceeds of the Notes Offering and the Incremental Term Loans will be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.

 THC has entered into a commitment letter dated as of August 26, 2012, pursuant to which Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch and Bank of America, N.A. committed to provide, subject to certain conditions set forth therein, unsecured bridge loans in an aggregate amount of $1.95 billion in connection with the Offer and the Merger. Certain additional banks and financial institutions subsequently became parties to the commitment letter.  The proceeds of the bridge loans, if any, would be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.  Hertz does not expect to obtain the entire bridge financing, or any portion thereof, to the extent of the proceeds that THC receives from the Notes Offering and/or from the incurrence of the Incremental Term Loans.  In connection with the Incremental Amendment, THC has reduced the commitments under the commitment letter to $1.2 billion.”

Item 12.  Exhibits.

 Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description of Exhibit

(b)(2)
Incremental Commitment Amendment, dated as of October 9, 2012, to that certain Credit Agreement, dated as of March 11, 2011, among The Hertz Corporation, the several banks and financial institutions parties thereto that constitute Tranche B-1 Term Lenders, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on October 10, 2012).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2012

HDTMS, INC.

By:	/s/ J. Jeffrey Zimmerman
Name: J. Jeffrey Zimmerman
Title: Vice President and Secretary

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ J. Jeffrey Zimmerman
Name: J. Jeffrey Zimmerman
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(b)(2)
Incremental Commitment Amendment, dated as of October 9, 2012, to that certain Credit Agreement, dated as of March 11, 2011, among The Hertz Corporation, the several banks and financial institutions parties thereto that constitute Tranche B-1 Term Lenders, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on October 10, 2012).